Exhibit 99.1
INVITATION TO SHAREHOLDERS
On behalf of our Board of Directors, management and employees, we invite you to attend the annual meeting of shareholders of Hydrogenics Corporation at 10:00 a.m. (Toronto time) on Wednesday, May 24, 2006 at the TSX Conference Centre, 130 King Street West, Toronto, Ontario.
The items of business to be considered at this meeting are described in the enclosed Notice of Annual Meeting and Proxy Circular. No matter how many shares you hold, your participation at this meeting is very important. If you are unable to attend the meeting in person, we encourage you to vote by following the instructions included on the enclosed proxy form and returning the completed form in the envelope provided.
We hope you will take the time to review the enclosed proxy circular in which we discuss a number of initiatives we have undertaken this year. During the meeting, we will review the business of the Company and our plans for future growth.
We look forward to answering your questions and hope you will accept this invitation to meet the directors and executives of your Company.
We look forward to seeing you at the meeting.

Sincerely,

Norman Seagram	Pierre Rivard
Chairman of the Board of Directors	President and Chief Executive Officer

March 23, 2006

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
The annual meeting of shareholders of Hydrogenics Corporation (the “Company” or “Hydrogenics”) will commence at 10:00 a.m. (Toronto time) on Wednesday, May 24, 2006 at the TSX Conference Centre, 130 King Street West, Toronto, Ontario, Canada.
The meeting will have the following purposes:
1.	to receive the financial statements of the Company for the year ended December 31, 2005, together with the report of the auditors on those statements;

2.	to reappoint PricewaterhouseCoopers LLP as auditors of the Company and authorize the audit committee of the Board of Directors to fix their remuneration; and

3.	to transact such other business as may properly be brought before the meeting.
The accompanying proxy circular provides additional information relating to the matters to be dealt with at the meeting and forms part of this notice.
Shareholders who cannot attend the meeting in person may vote by proxy. Instructions on how to complete and return the proxy are provided with the proxy form and are described in the proxy circular. To be valid, proxies must be received by CIBC Mellon Trust Company at 200 Queen’s Quay East, Unit 6, Toronto, Ontario, M5A 4K9 no later than 5:00 p.m. (Toronto time) on Monday, May 22, 2006 or, if the meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned or postponed meeting.
By the order of the Board of Directors,
(signed)
Salil Munjal
Vice President, Corporate Development,
General Counsel and Corporate Secretary
Toronto, March 23, 2006

SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS

The information contained in this management proxy circular is furnished in connection with the solicitation of proxies from registered owners of common shares (the “Shares”) of Hydrogenics Corporation (“Hydrogenics” or the “Company”) (and of voting instructions in the case of non-registered owners of Shares) to be used at the annual meeting of shareholders of the Company to be held on May 24, 2006 (the “Meeting”), and at all adjournments and postponements of the Meeting, for the purposes set forth in the accompanying notice of meeting. It is expected that the solicitation will be made primarily by mail, but proxies and voting instructions may also be solicited personally by employees of the Company. The solicitation of proxies and voting instructions by this circular is being made by or on behalf of the management of the Company. The total cost of the solicitation of proxies will be borne by the Company. The information contained in this circular is given as at March 23, 2006, except where otherwise noted.
In this proxy circular, unless the context otherwise requires, all references to “we”, “us” and “our” refer to Hydrogenics and its subsidiaries.
Registered Owners
If you are a registered owner of Shares, you may vote in person at the Meeting or you may appoint another person to represent you as proxyholder and vote your Shares at the Meeting. If you wish to attend the Meeting, do not complete or return the enclosed form of proxy because you will vote in person at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company (“CIBC Mellon”), when you arrive at the Meeting.
Appointment of Proxies
If you do not wish to attend the Meeting, you should complete and return the enclosed form of proxy. The individuals named in the form of proxy are representatives of management of the Company and are officers of the Company. You have the right to appoint someone else to represent you at the Meeting. If you wish to appoint someone else to represent you at the Meeting, insert that other person’s name in the blank space in the form of proxy. The person you appoint to represent you at the Meeting need not be a shareholder of the Company.
To be valid, proxies must be deposited with CIBC Mellon at 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9 or sent via fax to (416) 368-2502 not later than 5:00 p.m. (Toronto time) on May 22, 2006 or, if the Meeting is adjourned or postponed, 48 hours, (excluding Saturdays and holidays) before any adjourned meeting.
Failure to properly complete or deposit a proxy may result in its invalidation. The time limit for the deposit of proxies may be waived by the Board of Directors in its discretion without notice.
Revocation
If you have submitted a proxy and later wish to revoke it, you can do so by:
(a) completing and signing a form of proxy bearing a later date and depositing it with CIBC Mellon as described above;
(b) depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf) (i) at the registered office of the Company at any time up to the last business day preceding the date of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or (ii) with the chair of the Meeting before the Meeting starts on the day of the Meeting or any adjournment of the Meeting; or
(c) following any other procedure that is permitted by law.
Voting of Proxies
In connection with any ballot that may be called for, the management representatives designated in the enclosed form of proxy will vote or withhold from voting your shares in accordance with the instructions you have indicated on the proxy and, if you specify a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of any direction, your shares will be voted by the management representatives FOR the election of directors and FOR the appointment of the auditor as indicated under those headings in this circular.
The management representatives designated in the enclosed form of proxy have discretionary authority with respect to amendments to matters identified in the notice of meeting and with respect to other matters that may properly come before the Meeting. At the date of this circular, management of the Company knows of no such amendments or other matters.

Non-Registered Owners
If your Shares are registered in the name of a depository (such as The Canadian Depository for Securities Limited) or an intermediary (such as a bank, trust company, securities dealer or broker, or trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan), you are a non-registered owner.
Only registered owners of Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. If you are a non-registered owner, you are entitled to direct how the Shares beneficially owned by you are to be voted or you may obtain a form of legal proxy that will entitle you to attend and vote at the Meeting.
In accordance with the Canada Business Corporations Act and Canadian securities law, the Company has distributed copies of the notice of meeting, this management proxy circular and the 2006 annual report (collectively, the “meeting materials”) to the intermediaries for onward distribution to non-registered owners who have not waived their right to receive them. Typically, intermediaries will use a service company (such as ADP Investor Communications) to forward the meeting materials to non-registered owners.
If you are a non-registered owner and have not waived your right to receive meeting materials, you will receive either a request for voting instructions or a form of proxy with your meeting materials. The purpose of these documents is to permit you to direct the voting of the shares you beneficially own. You should follow the procedures set out below, depending on which type of document you receive:
(1) Request for Voting Instructions
If you do not wish to attend the Meeting (or have another person attend and vote on your behalf), you should complete, sign and return the enclosed request for voting instructions in accordance with the directions provided. You may revoke your voting instructions at any time by written notice to your intermediary, except that the intermediary is not required to honour the revocation unless it is received at least seven days before the Meeting.
If you wish to attend the Meeting and vote in person (or have another person attend and vote on your behalf), you must complete, sign and return the enclosed request for voting instructions in accordance with the directions provided and a form of proxy will be sent to you giving you (or the other person) the right to attend and vote at the Meeting. You (or the other person) must register with the transfer agent, CIBC Mellon, when you arrive at the Meeting.
- or -
(2) Form of Proxy
The form of proxy has been signed by the intermediary (typically by a facsimile, stamped signature) and completed to indicate the number of Shares beneficially owned by you. Otherwise, the form of proxy is uncompleted.
If you do not wish to attend the Meeting, you should complete the form of proxy in accordance with the instructions set out in the section titled “Registered Owners” above.
If you wish to attend the Meeting, you must strike out the names of the persons named in the proxy and insert your name in the blank space provided. To be valid, proxies must be deposited with CIBC Mellon at 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9 or sent via fax to (416) 368-2502 not later than 5:00 p.m. (Toronto time) on May 22, 2006 or, if the Meeting is adjourned or postponed 48 hours, (excluding Saturdays and holidays) before any adjourned or postponed meeting. You must register with the transfer agent, CIBC Mellon, when you arrive at the Meeting.
You should follow the instructions on the document that you have received and contact your intermediary promptly if you need assistance.
Revocation
If you have submitted a proxy and later wish to revoke it, you can do so by:
(a) completing and signing a form of proxy bearing a later date and depositing it with CIBC Mellon as described above;
(b) depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf) (i) at the registered office of the Company at any time up to the last business day preceding the date of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or (ii) with the chair of the Meeting before the Meeting starts on the day of the Meeting or any adjournment of the Meeting; or
(c) following any other procedure that is permitted by law.

VOTING SHARES
Each holder of Shares of record at the close of business on April 4, 2006, the record date established for notice of the Meeting and for voting, will be entitled to vote on all matters proposed to come before the Meeting on the basis of one vote for each Share held.
As of March 23, 2006, the Company had 91,747,666 Shares outstanding. To the knowledge of our directors and officers, as of March 23, 2006, no person or company beneficially owns, directly or indirectly, or exercises control or direction over Shares carrying more than 10% of the voting rights attached to our outstanding Shares other than:
•	certain funds and trust accounts managed and controlled by Fidelity Management & Research Company, Fidelity Management Trust Company and Fidelity International Limited hold, in aggregate, 13,451,600 Shares, representing 14.7% of our outstanding Shares; and

•	General Motors Corporation (“General Motors”) owns 11,364,006 Shares, representing 12.4% of our outstanding Shares.

BUSINESS OF THE MEETING
Financial Statements
Our consolidated financial statements for the year ended December 31, 2005 are included in our 2005 Annual Report, which was mailed to shareholders together with this proxy circular. The consolidated financial statements and the auditors’ report on those financial statements will be submitted to shareholders at the Meeting but no vote is required in respect of the financial statements, nor will one be taken.
Appointment of Auditors
Based upon the recommendation of the Audit Committee, our Board of Directors proposes that PricewaterhouseCoopers LLP (“PWC”) be reappointed as our auditors for the ensuing year, at a remuneration to be determined by the Audit Committee. Consistent with emerging governance standards and pursuant to its charter, the Audit Committee has reviewed the nature and amount of audit and non-audit services provided by PWC to ensure auditor independence.
The management representations designated in the enclosed form of proxy intend to vote in favour of the re-appointment of PWC as auditors of the Company, to hold office until the next annual meeting and to authorize the Audit Committee to fix the auditors’ remuneration.
Audit Fees
In 2005 and 2004, PWC charged us audit fees totalling, Cdn.$565,000 and Cdn.$285,000, respectively. In 2005, these fees include an amount of Cdn.$115,000 in respect of fees related to audit work performed on the opening balance sheet of Stuart Energy at the date of acquisition.
Audit-Related Fees
In 2005 and 2004, PWC charged us audit related fees of Cdn.$25,000 and Cdn.$164,000, respectively. In 2005 these fees related to Sarbanes-Oxley consultations and Canadian Public Accounting Board Fees and in 2004 related to due diligence services in connection with potential acquisitions/disposals and consultations with management relating to accounting or disclosure treatments.
Tax Fees
In 2005 and 2004, PWC charged us tax fees of Cdn.$23,000 and Cdn.$75,000, respectively. In both 2005 and 2004 these fees related to tax advisory and tax compliance services.
All Other Fees
In 2005 and 2004, PWC charged us other fees of Cdn.$Nil and Cdn.$311,000, respectively. In 2004, these fees included an amount of $110,000 for services related to our public offering of Shares, which closed in February 2004. The balance of these fees related to information technology effectiveness and French translation fees.
BOARD OF DIRECTORS
The following table provides background information on our directors, each of whom is a proposed nominee for election as a director at the Meeting. Each director elected will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed, the Management representatives designated in the enclosed form of proxy intend to vote for the election as directors of the proposed nominees whose names are set forth below. Information included in this table has been provided by the person concerned.

Norman M. Seagram, Chairman Director since: 2000 Shares held:(1) 16,200 Stock options:(2) 61,900 DSUs held: 11,739	Norman M. Seagram was elected Chairman of our Board of Directors in July 2000. Mr. Seagram was President of Sportsco International LP from February 2001 to March 2003. From September 1996 to May 1997, Mr. Seagram was President and Chief Executive Officer of Molson Inc., a company that he had previously served for 24 years in a variety of senior management positions. From October 1992 to August 1996, Mr. Seagram was Chairman and Chief Executive Officer of Air Liquide Canada, Inc., a producer of industrial gases. Mr. Seagram is a trustee of Trinity College School and serves on the International Advisory Council of INSEAD, France, and on the advisory board of the Faculty of Applied Science and Engineering, University of Toronto. Mr. Seagram sits on the Audit Committee, the Human Resources and Compensation Committee, the Nomination and Corporate Governance Committee and the Executive Advisory Committee. Mr. Seagram resides in Ontario, Canada.

Dr. Hugo Vandenborre, Vice Chairman Director since: 2005 Shares held: 3,408,306 Stock options: nil DSUs held: 11,609	Dr. Hugo Vandenborre joined our Board of Directors as Vice Chairman in January 2005 in connection with our acquisition of Stuart Energy. Dr. Vandenborre was the Chairman of the board of directors of Stuart Energy from September 2003 to January 2005. Prior to February 2003, Dr. Vandenborre served as the Chairman, President and Chief Executive Officer of Vandenborre Technologies N.V., a private company he founded in 1991. Vandenborre Technologies N.V. was acquired by Stuart Energy in February 2003. Dr. Vandenborre is a past President of the European Electrochemical Engineering Society and the International Hydrogen Energy Committee. He is a founding member of HYNET, the European Hydrogen Energy Thematic Network. He has served on various advisory committees of the Commission of the European Union and in 2002 was appointed as member of the “High Level Group” to advise the European Commission President, the European Commission Vice President, who is responsible for Energy and Transport, and the European Commission Research Commissioner on hydrogen and fuel cells. Dr. Vandenborre sits on the Advisory Council of the European Commission in connection with the development of a deployment strategy for a sustainable hydrogen economy. He also sits on the advisory panel of Conduit Ventures Limited, a venture capital company focused on fuel cells and related hydrogen technologies, backed by Danfoss A/S, Johnson Matthey plc, Mitsubishi Corp. and Shell Hydrogen. Dr. Vandenborre resides in Kasterlee, Belgium.

Douglas S. Alexander Director since: N/A Shares held: 14,872 Stock options held: nil DSUs held: nil	Douglas Alexander is a nominee for our Board of Directors. Mr. Alexander has served as CFO of various Canadian public companies for 15 years. Mr. Alexander is currently lead director and chair of the audit committee of Saxon Financial Inc. Mr. Alexander served as a director of Stuart Energy from 2003 to January 2005. From 1999 to 2004 Mr. Alexander was executive Vice President and Chief Financial Officer of Trojan Technologies Inc., an international environmental high technology company. Mr. Alexander resides in Ontario, Canada.

Joseph Cargnelli Director since: 1996 Shares held: 4,902,500 Stock options held: nil DSUs held: nil	Joseph Cargnelli is one of our founders and served as a director from January 1996 to January 2005. In connection with the acquisition of Stuart Energy, Mr. Cargnelli agreed to resign his seat as a director to accommodate the appointment to our Board of three Stuart Energy nominees. Mr. Cargnelli was re-elected at the meeting of shareholders on May 17, 2005. Mr. Cargnelli served as our Treasurer from January 1996 until July 2000. Mr. Cargnelli was appointed as our Vice President, Technology in July 2000. His title was changed to Chief Technology Officer in April 2003. Mr. Cargnelli earned both a Masters of Applied Science degree in Mechanical Engineering and a Bachelor of Applied Science degree in Mechanical Engineering from the University of Toronto. From April 1992 to April 1993, Mr. Cargnelli served as a Research Engineer with the Laboratory of Advanced Concepts in Energy Conversion Inc., a laboratory engaged in the research, development and demonstration of alkaline fuel cells and hydrogen storage methods. Mr. Cargnelli is a member of the Professional Engineers of Ontario. He resides in Ontario, Canada.

Frank Colvin Director since: 2001 Shares held: 2,000 Stock options: 20,000 DSUs held: 18,144	Frank Colvin joined our Board of Directors in November 2001. In February 2003, Mr. Colvin retired as Vice President of Fuel Cell Activities, General Motors. Prior to holding that position, Mr. Colvin held numerous senior positions at General Motors, including Vice President of Engineering, General Motors Europe. At the same time, Mr. Colvin was responsible for General Motors Global Alternative Propulsion Centers (GAPC), managing General Motors’ fuel cell research and development at three locations in Germany, Michigan and New York State. Mr. Colvin resides in Michigan, United States.

Donald J. Lowry Director since: 2000 Shares held: nil Stock options: 53,200 DSUs held: 16,311	Donald J. Lowry joined our Board of Directors in July 2000. Since February 1998, Mr. Lowry has been President and Chief Executive Officer of EPCOR Utilities Inc., an essential services utility. Mr. Lowry is Chairman of EPCOR Power LP. From May 1997 to January 1998, Mr. Lowry served as Chairman of Alta Telecom Inc., a telecommunications company. From May 1991 to January 1997, Mr. Lowry served as President and Chief Operating Officer of Telus Communications Inc., a telecommunications company. Mr. Lowry is a member of the Institute of Corporate Directors. Mr. Lowry is the chair of our Nomination and Corporate Governance Committee and sits on our Audit Committee. Mr. Lowry resides in Alberta, Canada.

Pierre Rivard Director since: 1996 Shares held: 4,815,809 Stock options: nil DSUs held: nil	Pierre Rivard is one of our founders and has served as our President and a director since the inception of our fuel cell related business in August 1995. Mr. Rivard has served as our Chief Executive Officer since July 2000. From June 1994 to July 1995, Mr. Rivard served as a research engineer at the University of Toronto with the Department of Mechanical Engineering. Mr. Rivard serves as Chair of the Core Committee of the Canadian Transportation Fuel Cell Alliance, and is a director of the Canadian Hydrogen Association. He also recently served as Chairman of Fuel Cells Canada, the national trade association. Mr. Rivard earned a Master’s degree in Mechanical Engineering from the University of Toronto, a Master’s degree in Business Administration from the University of Western Ontario, and a Bachelor’s degree in Mechanical Engineering from the Royal Military College of Canada. Mr. Rivard resides in Ontario, Canada.

V. James Sardo Director since: 2003 Shares held: 10,000 Stock options: 24,000 DSUs held: 10,362	V. James Sardo joined our Board of Directors in May 2003. In 2005, he became a Trustee of New Flyer Industries Inc. Since 2004 he has been Chairman of the Board of Trustees of Countryside Power Income Fund. He served as the Interim President and Chief Executive Officer of Royal Group Technologies Limited from November 2004 to May 2005 and has been a director of Royal Group Technologies Limited since November 2003. He is a trustee of Union Waterheater Income Trust and Custom Direct Income Fund. Mr. Sardo was President, Canadian operations, of Moore Corporation Limited, from 1999 to 2001, and President and Chief Executive Officer of SMK Speedy International, from 1997 to 1999. Prior to 1997, Mr. Sardo held the Chief Executive Officer positions at SNE, Inc. and Amre Inc. in the United States, and the position of Chairman and Chief Executive Officer of Firestone Canada Inc. Mr. Sardo is a member of the Institute of Corporate Directors. Mr. Sardo is the chair of our Human Resources and Compensation Committee and sits on our Nomination and Corporate Governance Committee and Executive Advisory Committee. Mr. Sardo resides in Ontario, Canada.

William A. Szkodzinski Director since: N/A Shares held: nil Stock options: nil DSUs held: nil	William Szkodzinski is a nominee for our Board of Directors. Mr. Szkodzinski is currently the Global Manufacturing Chief Engineer-Advanced Propulsion at General Motors, where he is responsible for all aspects of manufacturing engineering development related to fuel cell propulsion systems and vehicle assembly. Mr. Szkodzinski has 32 years of manufacturing engineering experience and held numerous positions at General Motors, including Director, Manufacturing Program Management. Mr. Szkodzinski is the nominee of General Motors in connection with our strategic alliance with General Motors. Mr. Szkodzinski resides in Michigan, United States.

Wesley Twiss Director since: 2003 Shares held: 20,000 Stock options: 26,000 DSUs held: 10,362	Wesley Twiss joined our Board of Directors in February 2003. Mr. Twiss has over 35 years of energy industry experience, including 13 years as the senior financial officer of two major Canadian companies. Mr. Twiss was the Executive Vice President and Chief Financial Officer for PanCanadian Energy Corporation from October 2000 until April 2002, and was Executive Vice President and Chief Financial Officer of Petro-Canada from 1998 through 2000. Mr. Twiss is a director of Addax Petroleum Corporation, Canadian Oil Sands Limited, Keyera Energy Management Limited and EPCOR, and is a trustee of Enbridge Commercial Trust. Mr. Twiss is a 2006 graduate of the Directors Education Program of the Institute of Corporate Directors. Mr. Twiss is the Chair of our Audit Committee and sits on our Human Resources and Compensation Committee. Mr. Twiss resides in Alberta, Canada.
Notes:
(1)	“Shares held” refers to the number of common shares over which direction or control is exercised by the director as at March 23, 2006.
(2)	“Stock options” refers to the number of stock options held by the director as at March 23, 2006.
BOARD OF DIRECTORS MEETINGS HELD AND ATTENDANCE OF DIRECTORS
The information presented below reflects Board and committee meetings held and the attendance of directors for the year ended December 31, 2005.
Summary of Board and Committee Meetings Held

Board of Directors	9
Audit Committee	6
Human Resources and Compensation Committee	8
Nomination and Corporate Governance Committee	4
Executive Advisory Committee	4
Summary of Attendance of Directors

Director	Board Meetings Attended	Committee Meetings Attended
Frank Colvin	9 of 9	0 of 0
Joseph Cargnelli	8 of 8	0 of 0
Peter Johnson(1)	9 of 9	11 of 11
Donald J. Lowry (2)	9 of 9	9 of 10
Pierre Rivard	9 of 9	0 of 0
V. James Sardo(3)	8 of 9	14 of 16
Norman M. Seagram(4)	9 of 9	22 of 22
Andrew Stuart	9 of 9	6 of 6
Wesley Twiss(5)	9 of 9	14 of 14
Hugo Vandenborre	9 of 9	0 of 0
Attendance %	99%	96%
Notes:
(1)	Member of the Human Resources and Compensation Committee and Executive Advisory Committee.

(2)	Chair of the Nomination and Corporate Governance Committee and member of the Audit Committee.

(3)	Chair of the Human Resources and Compensation Committee and member of the Nomination and Corporate Governance Committee and the Executive Advisory Committee.

(4)	Chairman of the Board of Directors and a member of each of the Audit Committee, the Human Resources and Compensation Committee, the Nomination and Corporate Governance Committee and the Executive Advisory Committee.

(5)	Chair of the Audit Committee and a member of the Human Resources and Compensation Committee.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Board of Directors
Our Board of Directors has plenary power from shareholders to manage, or supervise the management of, the business and affairs of the Company. Our Board shares the belief that its role is to ensure that the Company acts in the best interests of its shareholders. The focus of the Board is to provide objective, prudent guidance to our management. Through management, the Board ensures that appropriate processes are in place and are operating effectively and being monitored. The Board’s responsibility to shareholders is demonstrated by its commitment to effective corporate governance and disclosure.
Our Board of Directors understands that strong governance frameworks are critical not only to ensure organizational compliance and effectiveness, but increasingly to meet capital market expectations. The Board, through the Nomination and Corporate Governance Committee, continues to monitor governance reforms and implement changes to our governance practices as necessary to comply with the United States Sarbanes-Oxley Act of 2002 (“SOX”), any new rules issued by the United States Securities and Exchange Commission (“SEC”), the Nasdaq National Market (“Nasdaq”), the Canadian Securities Administrators (the “CSA”), the Toronto Stock Exchange (“TSX”), other applicable regulatory authorities, and industry best practice.
A majority of the Company’s directors are “independent”. The Board’s determination as to each director’s independence is made with reference to definitions under applicable securities laws and stock exchange regulations. The Board considers Peter Johnson, Donald J. Lowry, Frank Colvin, V. James Sardo, Andrew Stuart, Wesley Twiss and Hugo Vandenborre to be independent directors. Norman M. Seagram, the Chair of our Board, is also an independent director. The Board of Directors does not consider Pierre Rivard and Joseph Cargnelli to be independent directors. The Board considers Pierre Rivard to be related by virtue of his being the President and CEO of the Company and Joseph Cargnelli by virtue of being Chief Technology Officer. William Szkodzinski is also considered to be related by virtue of his employment with General Motors Corporation, which is a significant shareholder of the Company. See background information regarding each of our directors under the heading “Board of Directors” for information regarding the boards of other issuers on which they presently act as directors and “Board of Directors Meetings Held and Attendance of Directors” for the attendance record of each director for all Board and committee meetings held since the beginning of the most recently completed financial year.
In order to facilitate open and candid discussions amongst independent directors, independent directors meet at the end of each regularly scheduled Board meeting, in an in camera session without the non-independent members. In addition, from time to time, the independent directors will have a special meeting with only independent directors. In 2005 there were 9 in camera meetings and 1 special meeting with only independent directors.
Board Mandate
The Board of Directors has adopted a written mandate for the Board (the “Mandate of the Board of Directors”) to confirm and enhance the Board of Directors’ ongoing duty and responsibility for stewardship of the Company. The Mandate of the Board of Directors set forth in Appendix A. The Board of Directors is ultimately responsible for supervising the management of the business and affairs of the Company and, in doing so, is required to act in the best interests of the Company. The Board of Directors generally discharges its responsibilities either directly or through the Audit Committee, Human Resource and Compensation Committee and the Nomination and Corporate Governance Committee. Specific responsibilities of the Board of Directors set out in the Mandate of the Board of Directors include:

•	Appointing Management — including approval of the Chief Executive Officer and the Chief Financial Officer, the compensation of the CEO and the oversight of succession planning programs;
•	Strategic Planning — including the review and approval of the Company’s business, financial and strategic plans on at least an annual basis;
•	Monitoring of Financial Performance — including the review of the Company’s ongoing financial performance and results of operations and review and approval of the Company’s audited and interim financial statements and MD&A;
•	Risk Management — including the identification of the Company’s principal business risks and the implementation of appropriate systems to effectively monitor and manage such risks;
•	Establishing Policies and Procedures — including the approval and monitoring of all policies and procedures including those related to corporate governance, ethics and confidentiality;
•	Communication and Reporting — including the oversight of the timely and accurate disclosure of financial reports and other material corporate developments; and
•	Other Responsibilities — including those related to position descriptions, orientation and continuing education, nomination of directors and Board evaluations and matters in respect of any disposition, material commitment, venture, or significant expenditure in either monetary or business terms.
Position Descriptions
In 2006, the Board approved position descriptions for the Chair of the Board and Chairs of Board committees. The Nomination and Corporate Governance Committee is responsible for annually reviewing and making recommendations to the Board regarding these position descriptions and (in conjunction with the Human Resource and Compensation Committee) the position description of Chief Executive Officer.
The Chairman of the Board of Directors is responsible for the functioning of the Board including, among other things, determining the agenda for each meeting of the Board of Directors, ensuring that directors are kept information of appropriate corporate matters, chairing the meetings and acting as a key liaison between the Board and senior management.
Chairs of Board committees are responsible for, among other things, scheduling, setting agendas for and presiding over committee meetings and acting as liaison between the committee and the Board.
The CEO is responsible for, among other things, overseeing the day-to-day business affairs of the Company, recommending to the Board the strategic plan and annual business plan and budgets and supervising senior management.
Orientation and Continuing Education
Pursuant to the Board mandate, it is the responsibility of the Board to provide an orientation program for new directors and ongoing educational opportunities for all directors. The Board of Directors, upon the recommendation of the Nomination and Corporate Governance Committee, adopted a written policy on director orientation and continuing education (the “Board Education Policy”). Under the Board Education Policy, newly appointed directors will attend an orientation session. The purpose of the orientation session is to familiarize new directors with the Company’s business and operations (including the Company’s reporting structure, strategic plans, significant financial, accounting and risk issues, and compliance programs and policies), management and external auditors. New directors will also have an opportunity to meet with management and other members of the Board of Directors to familiarize themselves with the business of the Company and their responsibilities as members of the Board of Directors. New directors are also provided with a manual containing, among other things, a record of historical public information as well as copies of the Board’s mandate and the committees’ charters and corporate policies. Under the Board Education Policy, the Board will from time to time arrange for presentations by key personnel or qualified outside consultants concerning topics relating to the Company’s business, changes to the Company’s legal and regulatory framework and corporate and Board governance. The Board also encourages directors to attend external continuing education programs designed for directors of public companies and offers some financial support in this regard.
Ethical Business Conduct
We have adopted a written Code of Business Conduct and Ethics (the “Code”) which governs the behaviour of our directors, officers and employees. The Code also includes provisions required by SOX that are applicable to our Chief Executive Officer, Chief Financial Officer and other senior financial officers. The Board, through the Nomination and Corporate Governance Committee, oversees compliance with the Code. Any deviations from or amendments to the Code will be publicly disclosed. The Code is accessible on our investor relations web page at www.hydrogenics.com.
Nomination of Directors
The Board has a Nomination and Corporate Governance Committee composed entirely of independent directors. See the Nomination and Corporate Governance Committee charter at Appendix B for a description of the responsibilities, powers and operation of the Nomination and Corporate Governance Committee.
Annually, the Nomination and Corporate Governance Committee assesses the size of the Board of Directors, the competencies, skills and personal qualities required of the Board of Directors as a whole and directors to possess in order to add value to the Company, and the competencies, skills and personal qualities of existing directors. Based on this assessment, the Nomination and Corporate Governance Committee will consider whether to recommend any changes to the composition of the Board of Directors. When required, the Nomination and Corporation Governance Committee will evaluate potential candidates for director having regard to the background, employment and qualifications of possible candidates and will consider whether the candidate’s competencies, skills and personal qualities are aligned with the Company’s needs.
Report of the Nomination and Corporate Governance Committee
The Nomination and Corporate Governance Committee ensures that we develop and implement an effective and efficient approach to corporate governance. The primary objective of the committee is to ensure that our business and affairs are carried out in a transparent manner that will enhance shareholder value. The committee assesses the effectiveness of our corporate governance and, where appropriate, makes recommendations with respect to the implementation, development and modification of our corporate governance processes to enhance Board effectiveness and also proposes nominations to the Board for approval by the Board.
In 2005, the Nomination and Corporate Governance Committee, in fulfilling its responsibilities, took the following measures:
•	Monitored and reviewed emerging SOX, Nasdaq, TSX and CSA corporate governance standards, which resulted in the implementation of additional governance initiatives;

•	Reviewed its own charter, which can be found in Appendix B to this proxy circular, in the context of emerging corporate governance best practices;

•	Completed an annual Board effectiveness survey, including assessments of the Board and Board committees and the contributions of individual directors;

•	Reviewed the size and composition of the Board and committees to ensure that directors continue to have the appropriate expertise and background to support corporate strategy and operations; and

•	Prepared nomination recommendations in respect of the Board for approval by shareholders.
The Nomination and Corporate Governance Committee met 4 times in 2005. The Nomination and Corporate Governance Committee is satisfied that it has fulfilled its charter to the best of its ability during the year ended December 31, 2005.
Compensation
The Board has a Human Resources and Compensation Committee composed entirely of independent directors. See the Human Resources and Compensation Committee charter at Appendix B for a description the responsibilities, powers and operation of the Human Resources and Compensation Committee.
Report of the Human Resources and Compensation Committee
The Human Resources and Compensation Committee ensures that the Company has a plan for the continuity of its officers and an executive compensation plan that is motivational and competitive and which will attract, retain and inspire executive management and other key personnel. In fulfilling its charter, the committee’s role includes reviewing and reporting to the Board on: human resource planning, including the terms of the compensation packages provided to the Company’s employees; succession planning and senior management appointments; the levels and form of executive compensation in general; and the specific compensation of senior executives, including the annual compensation of the President and Chief Executive Officer. The committee also administers the Company’s stock option plan and reviews and recommends to the Board the annual compensation of non-employee directors.
In respect of 2005, the Human Resources and Compensation Committee:
•	Reviewed and approved executive succession plans;

•	Reviewed and approved various officer appointments;

•	Reviewed our approach to compensation for our employees, officers and directors;

•	Reviewed and approved incentive bonus awards and the salary for each officer of the Company;

•	Reviewed and approved stock option awards;

•	Recommended the 2006 performance incentive plan for our officers; and

•	Engaged the services of an independent external consultant to provide advice and expertise regarding director and executive compensation.
The Human Resources and Compensation Committee met 8 times in 2005. The Human Resources and Compensation Committee is satisfied that it has fulfilled its charter during the year ended December 31, 2005.
Other Committees
Disclosure Committee
Our management Disclosure Committee was formed in November 2002. The committee’s membership includes our President and Chief Executive Officer, Chief Financial Officer, General Counsel and other members of senior management. The primary purpose of the committee is to establish, maintain, review and evaluate our disclosure controls and procedures, consider the materiality of information and ensure compliance with disclosure obligations on a timely basis. The committee also supports the executive officers certifying under SOX and facilitates the procedures whereby all material information that could be required to be disclosed is accumulated, verified and communicated to the committee, senior management and our Board in a timely manner.

Executive Advisory Committee
Our Executive Advisory Committee was formed in July 2005 as a committee of the Board. The committee is responsible for assisting the Board of Directors, between meetings of the Board of Directors in fulfilling the following oversight responsibilities:
•	providing management with additional and early support, judgment, experience and input into the execution of the Company’s business;

•	reviewing the performance by management of the Company’s strategy as approved by the Board;

•	reviewing the performance by management of the Company’s annual corporate and business unit objectives as approved by the Board;

•	reviewing the performance by management of the Company’s annual operating plans and budgets as approved by the Board;

•	reviewing management’s performance as reflected in the Company’s consolidated and segmented monthly management reports;

•	helping to improve the effectiveness of meetings of the Board of Directors by assisting the Chairman of the Board in setting agenda items and determining what supporting materials and presentations should be prepared and provided for Board meetings; and

•	any additional matters delegated to the Executive Advisory Committee by the Board from time to time.
Assessments
The Nomination and Corporate Governance Committee is responsible for supervising the assessment of the effectiveness of the Board of Directors as a whole and each committee of the Board of Directors along with evaluating the performance of the Chair of the Board, the Chair of each Committee and the performance and contribution of individual directors. The process involves the Nomination and Corporate Governance Committee assigning the task of conducting an annual survey of directors (with respect to their views on the effectiveness of the Board of Directors, the Chair of the Board, each committee of the Board and its Chair and individual directors) to a third party consultant who is independent of the Board of Directors. The survey itself is approved in form by the Nomination and Corporate Governance Committee. The results of the survey are communicated in writing by the consultant to the Chair of the Board and the Chair then reports to the Board the overall results and the Chair’s recommendations. The Chair also meets in person or by telephone with each Board member to confidentially discuss their peer evaluation. The Chair also meets with the Chair of the Nomination and Corporate Governance Committee to review the results of the survey prior to the Nomination and Corporate Governance Committee finalizing the recommendations for nominations in respect of the Board and committees of the Board. The Chair of the Nomination and Corporate Governance Committee meets with the Chair of the Board to discuss the Chair’s performance assessment by the Board of Directors.
Expectations of Management
The Board expects management to manage the business effectively in accordance with the strategic plan and policy directions approved by the Board. Management is expected to fully inform the Board of its performance in relation to these plans and of any events that may affect these plans, and propose remedial or alternative actions to the Board.
Communications Policy
In response to Regulation on Fair Disclosure promulgated by the SEC, as well as other related regulatory initiatives, we have adopted a Communications and Disclosure Policy (the “Policy”), which reflects our commitment to providing timely and accurate corporate information to investors, including shareholders, and to the general public. The Policy requires prompt general disclosure of any material information and sets out the procedures to be followed in communicating with investors, analysts and the media, including analyst conferences via webcast over the Internet. The Policy is accessible on our investor relations web page at www.hydrogenics.com. Inquiries from shareholders are responded to by our President and CEO, Chief Financial Officer, General Counsel or other appropriate officers of the Company. We maintain regular communication with the financial and investment community through industry analyst briefings by our Chief Executive Officer and Chief Financial Officer on at least a quarterly basis. Our quarterly earnings conference calls are webcast over the Internet and are accessible for a limited period of time on our investor relations web page at www.hydrogenics.com.
Director Share Ownership Guidelines
We have established director share ownership guidelines that require each of our directors to hold Shares or deferred share units (“DSUs”) equal to five times the director’s annual cash retainer within three years of initial appointment.
Whistleblower Procedures
We have implemented specific whistleblower procedures to facilitate the confidential, anonymous reporting by employees of any concerns or complaints regarding accounting, internal controls and auditing matters. A copy of these procedures is posted on our investor relations web page at www.hydrogenics.com.
AUDIT COMMITTEE REPORT

Our Board of Directors has delegated to the Audit Committee responsibility for assisting the Board in its oversight role with respect to the quality and integrity of financial information and reporting disclosure, risk management, the performance, qualifications and independence of the external auditors and legal and regulatory compliance. The Audit Committee regularly meets in camera to review management’s financial stewardship. The Audit Committee consists entirely of unrelated and independent directors.
During the past year, the Audit Committee, in fulfilling its responsibilities, took the following measures:
•	Reviewed and discussed with management and the auditors the audited annual financial statements and Management’s Discussion and Analysis;

•	Discussed with the external auditors all matters pertaining to professional auditing guidelines and standards in Canada and the United States, including the external auditors’ independence; and

•	Received written disclosure from the external auditors recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States.
Based on this information, the Audit Committee recommended to the Board that the audited financial statements and Management’s Discussion and Analysis be included in the Annual Report to shareholders.
During the past year, the Audit Committee also took the following measures:
•	Reviewed the performance of the external auditors and recommended reappointment of the external auditors for shareholders’ approval;

•	Reviewed the independence and qualification of the external auditors based on the external auditors’ disclosure of its relationships with the Company;

•	Approved the audit and non-audit fees paid to the external auditors;

•	Ensured that all services to be provided by the auditors are approved in advance by the committee or are approved by the Chair of the committee and subsequently reported to the committee as a whole in the following meeting of the committee, all in accordance with the Auditors’ Pre-approval Policy;

•	Reviewed with the external auditors and management the overall scope and plans of the annual audit;

•	Reviewed with management and the external auditors the interim quarterly financial statements, including a discussion with the external auditors of matters which are required to be disclosed under generally accepted auditing standards;

•	Reviewed with management and the auditors all financial information and financial statements contained in our Annual Information Form, our Form 40-F, and our management proxy circular, in each case prior to publication;

•	Reviewed with management our Investment Policy;

•	Met with management and the external auditors to discuss and review the Company’s control environment and culture, and the Company’s program to achieve SOX Section 404 compliance;
•	Met regularly in camera with the external auditors; and

•	Reviewed procedures for the receipt and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. These procedures can be found on the Company’s investor relations web page at www.hydrogenics.com.
The Audit Committee met 6 times in 2005. The Audit Committee is satisfied that it has fulfilled its charter during the year ended December 31, 2005.
(Signed) Wesley Twiss
Chair, Audit Committee

COMPENSATION OF EXECUTIVE OFFICERS
As the Company reports its financial results in US dollars, the following report on executive compensation is prepared showing US dollars, except as otherwise noted, notwithstanding that the Canadian dollar is the currency in which the named executive officers are paid.
Summary Compensation Table
The following table provides a summary of compensation earned during the last three financial years by (a) the President and CEO, (b) CFO and (c) the Company’s three most highly compensated executive officers who served as executive officers at the end of the financial year ended December 31, 2005, and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer at the end of the fiscal year ended December 31, 2005 (the “Named Executive Officers”).

					Long-Term
					Compensation
		Annual Compensation			Awards(1)
				Other Annual	Securities Under	All other
Name and Principal Position	Year	Salary	Bonus	Compensation(2)	Options	Compensation
		(US$)	(US$)	(US$)	(#)	(US$)

Pierre Rivard,	2005	320,798	Nil	Nil	Nil	Nil
President & Chief Executive	2004	279,707	Nil	Nil	Nil	Nil
Officer	2003	220,781	107,781	Nil	Nil	Nil
Lawrence Davis,(3)	2005	164,936	Nil	Nil	165,000	33,000(4)
Chief Financial Officer	2004	—	—	—	—	—
	2003	—	—	—	—	—
Jonathan Lundy, President,	2005	210,375	21,552	Nil	175,000	Nil
Power Systems	2004	169,950	36,300	Nil	90,000	Nil
	2003	138,945	33,886	Nil	110,000	Nil

					Long-Term
					Compensation
		Annual Compensation			Awards(1)
				Other Annual	Securities Under	All other
Name and Principal Position	Year	Salary	Bonus	Compensation(2)	Options	Compensation
		(US$)	(US$)	(US$)	(#)	(US$)

Joe Cargnelli,	2005	175,471	Nil	Nil	Nil	Nil
Chief Technology Officer	2004	156,250	16,500	Nil	Nil	Nil
	2003	124,623	15,403	Nil	Nil	Nil
Bart Van Ouytsel, President,	2005	205,300	41,250(5)	31,111(6)	130,000	Nil
OnSite Generation	2004	—	—	—	—	—
	2003	—	—	—	—	—
Gary Brandt,(7)	2005	74,567	Nil	Nil	Nil	562,100(8)
Former Chief Financial Officer	2004	194,830	Nil	Nil	90,000	Nil
	2003	160,041	Nil	Nil	110,000	Nil
Randall MacEwen,(9)	2005	155,020	Nil	Nil	65,000	321,750(10)
Former Vice President,	2004	—	—	—	—	—
Corporate Development, General	2003	—	—	—	—	—
Counsel & Corporate Secretary
Robert Campbell,(11)	2005	172,729	41,250(12)	Nil	165,000	185,625(13)
Former Vice President, Sales	2004	—	—	—	—	—
and Marketing	2003	—	—	—	—	—
Notes:

(1)	The Company has not granted any units subject to resale restrictions, stock appreciation rights or long-term incentive plan payouts.

(2)	Benefits did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for any of the Named Executive Officers.

(3)	Mr. Davis joined the Company on April 1, 2005.

(4)	This amount was paid to Mr. Davis as a hiring and retention bonus.

(5)	This amount was paid to Mr. Van Ouytsel as a stay-on bonus pursuant to the acquisition of Stuart Energy.

(6)	This amount represents monies paid to Mr. Van Ouytsel for his car lease and health benefits.

(7)	On February 16, 2005, the Company announced the departure of Mr. Brandt as Chief Financial Officer, effective as at March 31, 2005.

(8)	This amount was paid to Mr. Brandt pursuant to the terms of a separation agreement entered into between the Company and Mr. Brandt on February 15, 2005 in connection with Mr. Brandt’s departure as Chief Financial Officer. Mr. Brandt’s separation terms are set out in the section entitled “Termination of Employment, Change in Responsibilities and Employment Contracts”.

(9)	Mr. MacEwen left the Company effective July 29, 2005.

(10)	This amount was paid to Mr. MacEwen pursuant to the terms of a separation agreement entered into between the Company and Mr. MacEwen in connection with Mr. MacEwen’s departure as Vice President, Corporate Development, General Counsel and Corporate Secretary. Mr. MacEwen’s separation terms are set out in the section entitled “Termination of Employment, Change in Responsibilities and Employment Contracts”.

(11)	Mr. Campbell left the Company effective December 2, 2005.

(12)	This amount was paid to Mr. Campbell as a stay-on bonus pursuant to the acquisition of Stuart Energy.

(13)	This amount was paid to Mr. Campbell pursuant to the terms of a separation agreement entered into between the Company and Mr. Campbell on November 25, 2005 in connection with Mr. Campbell’s departure as Vice President, Sales and Marketing. Mr. Campbell’s separation terms are set out in the section entitled “Termination of Employment, Change in Responsibilities and Employment Contracts”.

The following table details information with respect to the grant of options by the Company to the Named Executive Officers during the financial year ended December 31, 2005.
Option Grants during the most recently Completed Financial Year

				Market Value
		% of Total		Of Securities
	Securities	Options Granted to		Underlying Options
	Under Options	Employees	Exercise or	On the Date of
	Granted(1)	In Financial	Base Price	Grant	Expiration
Name	(#)	Year	(Cdn.$/Security)	(Cdn.$/Security)	Date

Pierre Rivard	Nil	0%	N/A	N/A	N/A
Lawrence Davis	100,000(2)	3%	$5.10	$5.10	February 18, 2015
	65,000(3)	6%	$4.51	$4.51	March 31, 2012
Jonathan Lundy	100,000(4)	6%	$5.57	$5.57	January 6, 2015
	75,000(3)	4%	$4.51	$4.51	March 31, 2012
Joseph Cargnelli	Nil	0%	N/A	N/A	N/A
Bart Van Ouytsel	100,000(5)	6%	5.05	5.05	February 14, 2015
	30,000(3)	2%	4.51	4.51	March 31, 2012
Gary Brandt	Nil	0%	N/A	N/A	N/A
Randall MacEwen(6)	65,000(3)	3%	4.51	4.51	July 29, 2005
Robert Campbell(7)	100,000	3%	5.05	5.05	December 2, 2006
	65,000(3)	6%	4.51	4.51	December 2, 2006

Notes:

(1)	All options were granted under the Company’s stock option plan. All options are for the purchase of common shares of the Company and are for a maximum term of 10 years.

(2)	The options become exercisable on a quarterly basis over a four year period with 25% vesting on each of December 31, 2005, December 31, 2006, December 31, 2007 and December 31, 2008.

(3)	These options vest as to 25% on March 31, 2006 and as to an additional 6.25% for each subsequent quarter end until March 31, 2009, at which time all options will be fully vested.

(4)	The options become exercisable on a quarterly basis over a four year period with 25% vesting on each of January 6, 2006, January 6, 2007, January 6, 2008 and January 6, 2009.

(5)	The options become exercisable on a quarterly basis over a four year period with 25% vesting on each of February 14, 2006, February 14, 2007, February 14, 2008 and February 14, 2009.

(6)	Mr. MacEwen’s separation terms are set out in the section entitled “Termination of Employment, Change in Responsibilities and Employment Contracts”, which sets out the details with respect to options granted to Mr. MacEwen.

(7)	Mr. Campbell’s separation terms are set out in the section entitled “Termination of Employment, Change in Responsibilities and Employment Contracts”, which sets out the details with respect to options granted to Mr. Campbell.
Aggregated Option Exercises during the most recently
Completed Financial Year and Financial Year-End Option Values
The following table summarizes for each of the Named Executive Officers referred to in the Summary Compensation Table the number of Shares covered by options exercised during the fiscal year ended December 31, 2005, if any, the aggregate value realized upon exercise, if any, and the total number of Shares covered by unexercised options held at December 31, 2005. The value of unexercised in-the-money options at December 31, 2005 represents the difference between the aggregate estimated fair market value of the Shares issuable upon exercise of the option and the aggregate exercise price of the option. The fair market value of the Shares at the close of trading on the TSX on December 30,

2005 was Cdn$3.53 per Share. These values, unlike the amounts set forth in the column “Aggregate Value Realized”, have not been, and may never be, realized. The options have not been, and may never be, exercised. Actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise.

Value of
Unexercised
			Unexercised	in-the-Money
			Options	Options
	Securities	Aggregate	At FY-End	at FY-End
	Acquired on	Value	(#)	(Cdn.$)
	Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	(Cdn.$)	Unexercisable	Unexercisable

Pierre Rivard	N/A	N/A	N/A	N/A
Lawrence Davis	Nil	N/A	25,000/140,000	Nil/Nil
Jonathan Lundy	Nil	N/A	320,850/281,250	$6,123/Nil
Joseph Cargnelli	Nil	N/A	N/A	N/A
Bart Van Ouytsel	Nil	N/A	74,000/130,000	Nil/Nil
Gary Brandt	Nil	N/A	500,000/Nil	Nil/Nil
Randall MacEwen	Nil	N/A	74,000/Nil	Nil/Nil
Robert Campbell	Nil	N/A	92,500/41,250	Nil/Nil
Termination of Employment, Change in Responsibilities and Employment Contracts
On April 16, 2001, we entered into employment agreements with each of our remaining founders: Pierre Rivard and Joseph Cargnelli. Each agreement was for an initial term of two years, with automatic one year extensions thereafter unless otherwise terminated pursuant to the terms of such agreement. These agreements also provide for payments of varying amounts not exceeding 24 months’ salary and bonus in lieu of notice if the executive officer is terminated without cause from his position at any time during the term of the agreement. Upon termination resulting from a change of control of the Company, each of these executive officers will be entitled to receive an amount equal to 24 months’ salary and bonus.
On April 21, 2004, we entered into an employment agreement with Jonathan Lundy. Mr. Lundy’s agreement is for an initial term of two years, with automatic one year extensions thereafter unless otherwise terminated pursuant to the terms of such agreement. This agreement provides for payment of 24 months’ salary and bonus in lieu of notice if Mr. Lundy is terminated without cause from his position at any time during the term of the agreement. Upon termination resulting from a change of control of the Company, Mr. Lundy will be entitled to receive an amount equal to 24 months’ salary and bonus. The agreement also provides that all outstanding stock options held by Mr. Lundy will immediately vest upon a change of control of the Company.
On February 28, 2003, Stuart Energy entered into a consulting agreement with Bart Van Ouytsel. This was amended on February 2, 2005 pursuant to the acquisition of Stuart Energy by Hydrogenics. Under the amended consulting agreement, Mr. Van Ouytsel received 100,000 options which will vest in accordance with the Company stock option plan and a signing bonus in the amount of Cdn.$50,000. Subject to his continued engagement as a consultant by Hydrogenics on the dates set out below, Mr. Van Ouytsel: (i) received on March 1, 2006 — a retention bonus in the amount of Cdn.$50,000; and (ii) will receive on March 1, 2007 — an additional retention bonus in the amount of Cdn.$100,000. The agreement also provides that Mr. Van Ouytsel will be entitled to receive an immediate payment of an amount equal to 24 months of his average consulting fees plus bonus over the preceding two years upon a change of control if, at any time following the change of control, the Company terminates Mr. Van Ouytsel without cause.
We entered into a separation agreement with Mr. Brandt on February 15, 2005 in connection with his departure as Chief Financial Officer. As part of this separation agreement, Mr. Brandt agreed to continue as Chief Financial Officer until March 31, 2005 in order to effect an orderly transition to his successor, including the completion and certification of the

2004 audited financial statements. As part of the separation agreement, we paid Mr. Brandt US$562,100 as aggregate cash consideration, which amount included consideration paid by the Company to Mr. Brandt for the purchase and cancellation of 100,000 stock options previously granted to Mr. Brandt. In addition, the vesting of 242,084 unvested options previously granted to Mr. Brandt was accelerated to March 31, 2005 and the expiration of all of Mr. Brandt’s remaining 500,000 options was reduced to March 31, 2007. As a result, as of March 31, 2005, Mr. Brandt has an aggregate of 500,000 options outstanding, all of which are vested and have an expiry date of March 31, 2007, and of which (i) 300,000 options have an exercise price of Cdn.$3.85, (ii) 110,000 options have an exercise price of Cdn.$5.91, and (iii) 90,000 options have an exercise price of Cdn.$6.58.
On February 21, 2005, we entered into an employment agreement with Lawrence Davis. Mr. Davis’ agreement is for an initial term of two years, with automatic two year extensions thereafter unless otherwise terminated pursuant to the terms of such agreement. The agreement provides for a base salary of Cdn.$230,000 subject to annual review. This agreement also provides for payments of varying amounts not exceeding 18 months’ salary in lieu of notice if Mr. Davis is terminated without cause from his position at any time during the term of the agreement. Upon termination resulting from a change of control of the Company, Mr. Davis will be entitled to receive payments of varying amounts not exceeding 18 months’ salary. The agreement also provides that all outstanding stock options held by Mr. Davis will immediately vest upon termination without cause or termination resulting from a change of control of the Company.
We entered into a separation agreement with Randall MacEwen on July 29, 2005 in connection with his departure as Vice President, Corporate Development, General Counsel and Corporate Secretary. As part of the separation agreement, we paid Mr. MacEwen US$321,750 in aggregate cash consideration. In addition, Mr. MacEwen shall have until March 31, 2007 to exercise any vested options. The 65,000 options granted to Mr. MacEwen in 2005 were cancelled upon his departure from the Company.
We entered into a separation agreement with Robert Campbell on November 25, 2005 in connection with his departure as Vice President, Sales and Marketing. As part of the separation agreement, we paid Mr. Campbell US$185,625 in cash consideration. In addition, Mr. Campbell shall have until December 2, 2006 to exercise any vested options as at December 2, 2005. Further, any options which may vest in the ordinary course prior to December 2, 2006 shall vest and must be exercised prior to December 2, 2006. All other unvested options held by Mr. Campbell were cancelled.
Composition of the Human Resources and Compensation Committee
The following individuals served as the members of the Human Resources and Compensation Committee during the fiscal year ended December 31, 2005. All served for the entire fiscal year, other than Mr. Johnson who joined the Human Resources and Compensation Committee in January, 2005:
V. James Sardo, Chair
Peter Johnson
Norman M. Seagram
Wesley Twiss
Each member of the Human Resources and Compensation Committee is independent under tests established by legal and stock exchange requirements to which the Company is subject. None of the members of the Human Resources and Compensation Committee is an officer, employee or former officer or employee of the Company or any of its affiliates or is eligible to participate in the Company’s executive compensation program.
REPORT ON EXECUTIVE COMPENSATION
The Human Resources and Compensation Committee administers our executive compensation program for executive officers, including the Named Executive Officers discussed in the “Summary Compensation Table” above. The committee has primary responsibility for determining executive remuneration and the design and review of our compensation plans. In fulfilling this role, the committee seeks to:

•	provide total compensation that is closely linked to the Company’s performance and to individual performance;

•	align the interests of the Company’s executive officers with those of its shareholders through potential stock ownership; and

•	ensure that compensation and benefits are at levels such that the Company is able to attract and retain the caliber of executives and officers it needs to achieve its desired growth and performance targets.
Our executive compensation program has three principal components: salary, annual incentives (which are paid in cash) and long-term, equity-based incentives. Each of the components has specified objectives. The objectives of base salary are to recognize market pay, acknowledge competencies and skills of individuals and reward individual contribution. The objectives of the annual incentive bonuses are to reward achievement of short-term financial performance and milestones and focus on key activities and achievements critical to the success of the Company. Long-term compensation is designed to focus executives’ attention on the long-term interests of the Company and its shareholders and is in the form of stock options linking the executives’ long-term compensation directly to the appreciation in the price of our Shares.
2005 Compensation
In reviewing and recommending executive compensation in 2005, the Human Resources and Compensation Committee examined the base salary, annual incentive bonus and a long-term incentive components individually and as part of a total compensation package.
The Human Resources and Compensation Committee engaged Mercer Human Resource Consulting (“Mercer”) to provide specific support to the Committee in determining compensation for the Company’s officers and directors during the most recently completed fiscal year.
Following the Company’s acquisition of Stuart Energy, the Committee retained Mercer to review and provide recommendations with respect to the following: (i) target compensation levels for the Company’s executives, (ii) the design of the Company’s annual bonus and long-term incentive plans, and (iii) the directors’ compensation program. The committee also retained Mercer to provide observations with respect to market trends and issues in long-term incentive compensation arrangements, and to review the Company’s long-term incentive plan for competitiveness. Mercer attended two committee meetings during the fiscal year.
Decisions made by the Human Resources and Compensation Committee are the responsibility of the committee and may reflect factors and considerations other than the information and recommendations provided by Mercer.
In respect of compensation, the Human Resources and Compensation Committee uses as a guideline that each officer’s compensation package be in the 50th percentile of each component (base salary, annual incentives, long-term incentives and benefits) as well as total compensation, with reference to similar positions at the comparator group of companies. If needed, adjustments are made to reflect market trends, individual performance, the executive’s role in the organization, and level of experience. This approach allows us to differentiate salaries that reflect a range of experience and performance levels among executives. This determines how the Committee sets the salaries of the CEO and other senior executives. Given the comprehensive review and adjustment of compensation undertaken by the Human Resources and Compensation Committee in February 2005 with the integration of Stuart Energy, the committee made no salary adjustments for 2006 in respect of Named Executive Officers, except for the Chief Financial Officer.
The comparator group of companies referred to above includes publicly listed hydrogen and fuel cell systems companies as well as technology companies of comparable size, complexity, market capitalization and revenue. With respect to the compensation levels of executive officers, other than the President and Chief Executive Officer, recommendations were submitted by the CEO for review, discussion and amendment by the committee. Compensation for the President and Chief Executive Officer was determined solely by the committee.
In all cases, compensation was determined with reference to the financial and strategic imperatives of the Company, the responsibilities of the position, the performance of the incumbent, the competitive marketplace for qualified executive talent and the compensation practices of the comparator group companies in the hydrogen and fuel cell systems sector.

External competitiveness was measured against other Canadian and US organizations to ensure that overall compensation was appropriate in terms of the responsibilities of executive positions in a public company.
In 2004, we introduced a new performance incentive plan in which the Named Executive Officers as well as other key managers and employees participate. This incentive plan was been developed to support the achievement of key financial, strategic and other business objectives. Pursuant to this plan, payouts of annual incentive bonuses are determined based on the attainment of a matrix of corporate, business unit and individual goals. We continued with this approach in 2005. For the Chief Executive Officer and Chief Financial Officer, annual incentive awards are determined respectively, entirely and substantially on corporate performance. For those executives who have specific responsibility for a particular business unit, annual incentives are based on that business unit’s performance and corporate performance. For those executives in a corporate role annual incentives are determined with reference to a combination of corporate performance and achievement of individual objectives. In 2005, corporate objectives were largely financial with targets for revenue, earnings and cash utilization along with objectives related to the successful integration of Stuart Energy (such as achievement of financial synergies).
The committee believes that the performance incentive plan, in conjunction with the award of stock options under the Company’s long-term incentive plan, provides a total compensation package that is well aligned with shareholder interests.
CEO Compensation
The compensation package of the Chief Executive Officer is approved by the Human Resources and Compensation Committee and approved by the Board of Directors. The Chief Executive Officer’s compensation package consists of base salary and annual incentives as described above. As described more fully above, the Company targets that the Chief Executive Officer’s compensation package is in approximately the 50th percentile of each of these components as well as for total compensation with reference to the same comparator group of companies described above. Mr. Rivard’s salary was adjusted to Cdn$375,000 in conjunction with the Stuart Energy acquisition reflecting the increased size and complexity of the Company. Mr. Rivard’s salary level is targeted at the 50th percentile of the comparator group of companies including publicly listed hydrogen and fuel cell systems developers and manufacturers and also technology companies of comparable size, complexity and market capitalization. Mr. Rivard’s target bonus is 75% of base salary and is based entirely on corporate performance objectives set for the year. Based on lack of full achievement of those corporate performance objectives, discussed above, Mr. Rivard and the Human Resources and Compensation Committee declared his bonus for 2005 to be nil.
Stock Options
Our stock option plan allows the Human Resources and Compensation Committee to grant directors, officers and eligible employees of the Company options to acquire Shares. The purpose of the stock option plan is to align the incentives of our employees, management and directors with the results realized by shareholders, while providing competitive compensation arrangements that reward the creation of shareholder value over the long term. In 2004, the Human Resources and Compensation Committee reviewed our approach to directors’ compensation. As a result of this review, and in order to better align the interests of non-employee directors with the interests of our shareholders, we established a directors’ deferred share unit plan in 2004 and have determined not to grant additional options to directors. In addition, our founders have elected to not receive any stock option awards.
The stock option plan provides that options will have a maximum term of ten years, and will have an exercise price per share of not less than the closing price of the Shares on the TSX on the trading day before the option is granted. Unless otherwise specified in a particular option agreement, options granted under this plan will vest over four years with one quarter of the option grant vesting each year.
Issuances of options under the stock option plan are subject to the several restrictions. No more than 10% of the Shares outstanding immediately prior to an issuance, less the number of Shares issued pursuant to the exercise of options during the proceeding year, may be issued under the stock option plan in any one year period. In addition, the number of Shares reserved for issuance pursuant to options granted to any one person cannot exceed 5% of the outstanding Shares.
Additional restrictions govern the issuance of options to insiders of the Company. The aggregate number of Shares reserved for issuance pursuant to options granted to insiders cannot exceed 10% of the outstanding Shares. Further, within any one year period, insiders may not, in the aggregate, be issued a number of Shares which exceeds 10% of the outstanding issue and no individual insider may be issued a number of Shares which exceeds 5% of the outstanding issue.
Any amendment to the stock option plan must receive shareholder approval.
Prior to the acquisition of Stuart Energy in January 2005, the aggregate number of Shares reserved for issuance under the stock option plan was 8,141,000. In January 2005, in connection with our acquisition of Stuart Energy, the TSX approved the conversion of Stuart Energy options to acquire common shares of Stuart Energy into options to acquire Shares on the basis of the 0.74 share exchange ratio offered under the Company’s take-over bid for Stuart Energy. As a result, an additional 1,823,404 Shares were reserved for issuance pursuant to the conversion of such Stuart Energy options into options of the Company. Following the conversion of the Stuart Energy options, a total of 9,964,404 Shares were available for issuance under the stock option plan.
At last year’s Annual and Special Meeting of Shareholders, the shareholders approved a resolution providing for an additional 2,035,596 Shares to be reserved for issuance under the stock option plan for a total of 12,000,000 Shares.
As of March 23, 2006, 3,338,387 stock options remain available for grant, and a net total of 6,326,053 stock options have been granted to participants in the stock option plan, with the underlying Shares representing approximately 7% of the total number of issued and outstanding Shares, taking into account options which have been forfeited or cancelled. Since the stock option plan was adopted, options exercised resulted in the issuance of 2,335,560 Shares as of March 23, 2006.
The foregoing Report is submitted by the Human Resources and Compensation Committee:
V. James Sardo (Chair)
Peter Johnson
Norman Seagram
Wesley Twiss

Performance Graph
The following graph compares the cumulative shareholder return on our Shares (assuming $100 invested) to the cumulative total return of each of the TSX Composite Index and the Nasdaq Composite Index during the period commencing on October 31, 2000 (the date our Shares began trading on the TSX and Nasdaq) and ending on December 31, 2005. The closing price of our Shares on the TSX on December 30, 2005 was Cdn.$3.53.
Compensation of Directors
In 2005, each of our directors (other than the Chairman) who was not an employee was paid an annual fee of US$12,000 for his or her services as a director. Our Chairman was paid an annual fee of US$25,000 for his services and an attendance fee of US$1,500 for each Board meeting attended. The Vice Chair is also eligible to receive €12,000 in addition to the annual fee. Non-employee directors also received an attendance fee of US$1,000 for each Board and committee meeting attended. Each committee chair received an additional attendance fee of US$500 for each committee meeting attended. All directors were reimbursed for travel and other reasonable expenses incurred in attending Board and committee meetings.
During 2004, in a desire to better align the interests of non-employee directors with the interests of our shareholders, we established a directors’ deferred share unit plan (the “DSU Plan”) and new director ownership guidelines. Pursuant to the DSU Plan, non-employee directors are entitled to elect to receive all or any portion of their annual retainer and meeting fees in the form of DSUs instead of cash. A DSU is a unit, equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Company, to an account in the name of the non-employee director. At the end of the director’s tenure as a member of the Board, the director is paid, in cash, the market value of the Shares represented by the DSUs. As a result of the implementation of the DSU Plan, directors were not eligible to receive additional awards of stock options. Further, the DSU Plan provides for the following annual DSU grants to directors: Director — US$24,000 equivalent in DSUs; Chair of the Corporate Governance Committee — $29,000 equivalent in DSUs; Chair of the Audit Committee — $34,000 equivalent in DSUs; Chair of the Human Resources & Compensation Committee — $34,000 equivalent in DSUs; and Chairman of the Board of Directors — $39,000 equivalent in DSUs.

Contemporaneously with the adoption of the DSU Plan, the Board also established new ownership guidelines for directors pursuant to which each non-employee director is required to hold Shares and/or DSUs equal to five times the director’s annual cash retainer within three years of initial appointment.
EQUITY COMPENSATION PLAN INFORMATION

Number of
securities
remaining available
for future issuance
under equity
compensation plans
	Number of		(excluding
	securities to be		securities which
	issued upon	Weighted-average	may be issued in
	exercise of	exercise price of	connection with
	outstanding	outstanding	outstanding
	options, warrants	options, warrants	options, warrants
Plan Category	and rights	and rights	and rights)

Equity compensation plans approved by shareholders	6,243,753	Cdn.$5.22	3,251,682
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	6,243,753	Cdn.$5.22	3,251,682

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
As at March 23, 2006, none of our current directors or executive officers are indebted to the Company.
Aggregate Indebtedness

Purpose	To the Company or its Subsidiaries	To Another Entity

Share purchases	$957,887	Nil
Other	Nil	Nil

Indebtedness of Directors and Executive Officers Under (1) Securities Purchase and (2) Other Programs

Financially
	Involvement of	Largest Amount	Amount Outstanding	Assisted Securities	Security for	Amount Forgiven
Name and Principal	Company or	Outstanding During	as at March 23,	Purchases During	Indebtedness	During 2005
Position	Subsidiary	2005 (US$)	2006 (US$)	2005 (#)	(# of shares)	(US$)

Securities Purchase Programs
Jon Slangerup,(1)(2) former President and Chief Executive Officer of Stuart Energy	Provided loan by Stuart Energy Corporation (now a subsidiary of the Company) to purchase common shares of Stuart Energy(2)	$957,887	$957,887	Nil	150,775	Nil

Notes:

(1)	Jon Slangerup was the President and Chief Executive Officer of Stuart Energy from July 2001 until January 2005, when he resigned in connection with our acquisition of Stuart Energy.

(2)	At the time of hiring Mr. Slangerup in July 2001, Stuart Energy’s board of directors determined that it was desirable and appropriate to align Mr. Slangerup’s interests with those of the shareholders of Stuart Energy by encouraging Mr. Slangerup to purchase up to 203,750 common shares of Stuart Energy. On September 28, 2001, as part of Mr. Slangerup’s inducement option which was approved by the shareholders of Stuart Energy at the September 25, 2001 shareholders’ meeting, Stuart Energy provided a loan to Mr. Slangerup in the principal amount of approximately Cdn.$1,151,188 to facilitate the purchase by Mr. Slangerup of 203,750 treasury common shares of Stuart Energy at Cdn.$5.65 per share. This loan is secured by a demand promissory note and a pledge by Mr. Slangerup of the purchased common shares. The loan is interest free, unless in default, in which case the loan bears interest at 6% after default. In January 2005, when we acquired Stuart Energy, our separation agreement with Mr. Slangerup became effective. As part of that agreement, we agreed to extend until December 31, 2006 (the “Extension Date”) the term of this loan which would otherwise expire upon the termination of Mr. Slangerup’s employment with Stuart Energy. The 203,750 common shares of Stuart Energy pledged by Mr. Slangerup as security for the loan were exchanged for 150,775 common shares of Hydrogenics, which in turn have been pledged in favour of the Company as security for the loan. Consistent with the terms of Mr. Slangerup’s existing employment arrangement, the separation agreement provides that the outstanding loan may be forgiven by Hydrogenics at any time. In addition, Mr. Slangerup and Hydrogenics have agreed that on the Extension Date (or any time prior to the Extension Date, at the election of Hydrogenics), Hydrogenics shall purchase for cancellation the pledged shares from Mr. Slangerup, subject to compliance with applicable securities laws, and shall apply the proceeds from the sale to the loan relating to such pledged shares. Should proceeds from the sale of the pledged shares be less than the amount of the loan, subject to applicable law, the balance of the loan will be forgiven and Mr. Slangerup will be compensated for any negative tax consequences resulting from forgiveness of the loan.
OTHER INFORMATION
Directors’ and Officers’ Liability Insurance
The Company has purchased liability insurance for the benefit of itself and the directors and officers of the Company and certain subsidiaries. Protection is provided to directors and officers for wrongful acts, including any error, misstatement, misleading statement, act, omission, neglect, or breach of duty committed, attempted, or allegedly committed or attempted by any director or officer in his or her insured capacity. The insurance coverage has an annual policy limit of US$25 million plus an additional US$5 million available to directors and officers exclusively for non-indemnifiable claims. There is a deductible per claim of US$500,000 for each indemnifiable securities claim and US$250,000 for any other claim against the Company. There is no deductible for non-indemnifiable claims made against directors and officers. The cost of this insurance is approximately US$862,000 annually.
Interest of Informed Persons in Material Transactions
In the normal course of our operations, we subcontract some manufacturing to Viking Engineering & Tool Co., 301 Bartlett Avenue, Toronto, ON, M6H 3G7, a company owned by the father and uncle of Joseph Cargnelli, a founder and senior officer of the Company and one of our principal shareholders. For the fiscal year ended December 31, 2005, this company invoiced us approximately US$0.8 million. We believe that these transactions are, in respect of the Company, on no more favourable terms than similar transactions with unrelated third parties.
Interest of Directors and Executive Officers in Matters to be Acted Upon
Except as described elsewhere in this proxy circular, none of our directors or executive officers, nor any of their known associates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.
Receipt of Shareholder Proposals for Next Annual Meeting
Any shareholder who intends to present a proposal at our 2007 annual meeting of shareholders must send the proposal to our Corporate Secretary at 5985 McLaughlin Road, Mississauga, Ontario, L5R 1B8. In order for the proposal to be included in the proxy materials we send to shareholders for that meeting, the proposal must be received by us no later than January 24, 2007, and must comply with section 137 of the Canada Business Corporations Act.
Additional Information
Financial information for the financial year ended December 31, 2005 is provided in our comparative financial statements and management’s discussion and analysis (“MD&A”), which are included in the Annual Report. Shareholders who wish to be added to the mailing list for the annual and interim financial statements and MD&A should contact the Company at 5985 McLaughlin Road, Mississauga, Ontario, L5R 1B8.
Copies of our current Annual Information Form (“AIF”), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the current AIF; our most recently filed comparative annual financial statements, together with the accompanying report of the auditor, and any of our interim financial statements that have been filed for any period after the end of our most recently completed financial year; and this proxy circular are available to anyone, upon request, from our Corporate Secretary, and without charge to shareholders of the Company. The Company’s general telephone number is (905) 361-3660.
The Annual Report (including the financial statements and MD&A), the AIF and other information relating to the Company is available on the SEDAR website at www.sedar.com.
Approval
This proxy circular is dated as of March 23, 2006, and except as otherwise indicated, all the information contained in this proxy circular is given as of that date. Our Board of Directors has approved the contents and the distribution to shareholders of this proxy circular.
(signed)
Salil Munjal
Vice President, Corporate Development, General Counsel and Corporate Secretary
March 23, 2006

CERTIFICATE
The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Pierre Rivard	Lawrence Davis
President and Chief Executive Officer	Chief Financial Officer
March 23, 2006

APPENDIX A
MANDATE OF THE BOARD OF DIRECTORS
INTRODUCTION
The term “Company” herein shall refer to Hydrogenics Corporation and the term “Board” shall refer to the board of directors of the Company.
The Board is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the foregoing enhance and preserve the underlying value of the Company.
Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company as a whole must be paramount at all times.
QUALIFICATIONS OF DIRECTORS
A majority of the directors will be “independent”. No director will be deemed independent unless the Board affirmatively determines that the director has no material relationship with the Company, directly or as an officer, shareholder or partner of an organization that has material relationship with the Company. The Board will observe all additional criteria for determining director independence pursuant to the rules of NASDAQ National Market, the Toronto Stock Exchange, and other governing laws and regulations.
DUTIES OF DIRECTORS
The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for day-to-day management of the Company. The Board discharges its responsibilities both directly and through its committees, the Audit Committee, the Nomination and Corporate Governance Committee and the Human Resources and Compensation Committee. Only independent members may serve on any of the foregoing committees of the Board. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. Each of the standing committees of the Board will have its own charter. The charter will set forth the responsibilities of each committee, procedures of the committee and how the committee will report to the Board .
Directors must fulfill their responsibilities consistent with their fiduciary duty to the shareholders, in compliance with all applicable laws and regulations. Directors will also, as appropriate, take into consideration the interests of other stakeholders, including employees and the members of communities in which the Company operates.
In addition to the Board’s primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet the Company’s strategic objectives, principal duties include, but are not limited to the following categories:
Appointment of Management
1.	The Board has the responsibility for approving the appointment of Chief Executive Officer and all other officers of the Company and approving the compensation of the Chief Executive Officer, following a review of the recommendations of the Human Resource and Compensation Committee. To the extent feasible, the Board shall satisfy itself as to the integrity of the CEO and other executive officers and ensure that the CEO and other executive officers create a culture of integrity throughout the Company.

2.	The Board from time to time delegates to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business are reviewed by and subject to the prior approval of the Board.

3.	The Board oversees that succession planning programs are in place, including programs to appoint, train, develop and monitor management.
Board Organization
4.	The Board will respond to recommendations received from the Nomination and Corporate Governance Committee and the Human Resources and Compensation Committee, but retains the responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

5.	The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

6.	Non-management directors will meet in in-camera session as needed. Normally, such meetings will occur at the end of regularly scheduled Board meetings .

7.	The Board has the authority to hire independent legal, financial or other advisors as it may deem necessary.
Strategic Planning
8.	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the business and its objectives and goals.

9.	The Board is responsible for adopting a strategic planning process and approving and reviewing, on at least an annual basis, the business, financial and strategic plans by which it is proposed that the Company may reach those goals, and such strategic plans will take into account, among other things, the opportunities and risk of the business.

10.	The Board has the responsibility to provide input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.
Monitoring of Financial Performance and Other Financial Reporting Matters
11.	The Board is responsible for enhancing congruence between shareholder expectations, Company plans and management performance.

12.	The Board is responsible for:
a.	adopting processes for monitoring the Company’s progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Company; and

b.	taking action when Company performance falls short of its goals or other special circumstances warrant.
13.	The Board shall be responsible for approving the audited financial statements, interim financial statements and the notes and Management’s Discussion and Analysis accompanying such financial statements.

14.	The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company’s governing statute, including the payment of dividends, issuance, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

Risk Management
15.	The Board has responsibility for the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company’s shareholders.

16.	The Board is responsible for the Company’s internal control and management information systems.
Policies and Procedures
17. The Board is responsible for:
a.	developing the Company’s approach to corporate governance and approving and monitoring compliance with all significant policies and procedures related to corporate governance; and

b.	approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards and, in particular, adopting a written code of business conduct and ethics which is applicable to directors, officers and employees of the Company and which constitutes written standards that are reasonably designed to promote integrity and to deter wrongdoing.
18.	The Board enforces its policy respecting confidential treatment of the Company’s proprietary information and Board deliberations.

19.	The Board is responsible for monitoring compliance with the Company’s Code of Ethics. Any waivers from the code that may be granted for the benefit of the Company’s directors or executive officers must be granted by the Board (or a Board committee) only.
Communications and Reporting
20.	The Board has approved and will revise from time to time as circumstances warrant a Corporate Disclosure Policy to address communications with shareholders, employees, financial analysts, the media and such other outside parties as may be appropriate.

21.	The Board is responsible for:
a.	overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

b.	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

c.	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

d.	reporting annually to shareholders on its stewardship for the preceding year; and

e.	overseeing the Company’s implementation of systems which accommodate feedback from stakeholders.
Position Descriptions
22.	The Board is responsible for:

a.	developing position descriptions for the Chair of the Board, the chair of each Board committee and the CEO (which will include delineating management’s responsibilities);

b.	approving the corporate goals and objectives that the CEO is responsible for meeting; and

c.	developing a position description for the directors which sets out the expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.
Orientation and Continuing Education
23.	The Board is responsible for:
a.	ensuring that all new directors receive a comprehensive orientation, that they fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including the commitment of time and resources that the Company expects from its directors) and that they understand the nature and operation of the Company’s business; and

b.	providing continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Company’s business remains current.
Nomination of Directors
24.	In connection with the nomination or appointment of individuals as directors, the Board is responsible for:
a.	considering what competencies and skills the Board, as a whole, should possess;

b.	assessing what competencies and skills each existing director possesses; and

c.	considering the appropriate size of the Board, with a view to facilitating effective decision-making. In carrying out each of these responsibilities, the Board will consider the advice and input of the Nomination and Corporate Governance Committee.
25. Director nominees shall be selected by a majority of the independent directors.
Board Evaluation
26.	The Board is responsible for ensuring that the Board, its committee and each individual director are regularly assessed regarding his, her or its effectiveness and contribution. An assessment will consider, in the case of the Board or a Board committee, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board.
Annual Review
27.	The Nomination & Corporate Governance Committee shall review and reassess the adequacy of this Mandate at least annually and otherwise as it deems appropriate and recommend changes to the Board, as necessary. The Nomination & Corporate Governance Committee will ensure that this Mandate or a summary that has been approved by the Nomination & Corporate Governance Committee is disclosed in accordance with all applicable securities laws or regulatory requirements in the Company’s annual management information circular or such other annual filing as may be permitted or required by applicable securities regulatory authorities.

APPENDIX B
COMMITTEE CHARTERS

Audit Committee Charter
     A. Purpose
The Audit Committee shall be directly responsible for the appointment, compensation and oversight over the work of the Company’s public accountants. The Audit Committee shall monitor (1) the integrity of the financial statements of the Company, (2) the Company’s compliance with legal and regulatory requirements, (3) the public accountants’ qualifications and independence, and (4) the performance of the Company’s internal audit function and public accountants. The Audit Committee shall oversee the preparation of and review the report required by the rules of the Securities and Exchange Commission to be included in the Company’s annual proxy statement.
     B. Committee Membership
The Audit Committee shall consist of no fewer than three members. Each member of the Audit Committee shall be unrelated and independent, and the composition of the Audit Committee shall satisfy the independence, experience and financial expertise requirements of the Nasdaq National Market, The Toronto Stock Exchange and Section 10A of the Securities Exchange Act of 1934, as amended by the Sarbanes-Oxley Act of 2002, and the rules promulgated thereunder. The Board shall appoint the members of the Audit Committee annually, considering the recommendation of the Nomination and Corporate Governance Committee, and further considering the views of the Chairman of the Board and the Chief Executive Officer, as appropriate. The members of the Audit Committee shall serve until their successors are appointed.
The Board shall have the power at any time to change the membership of the Audit Committee and to fill vacancies in it, subject to such new member(s) satisfying the independence, experience and financial expertise requirements referred to above. Except as expressly provided in this Charter or the by-laws of the Company, or as otherwise provided by law or the rules of the stock exchanges to which the Company is subject, the Audit Committee shall fix its own rules of procedure.
     C. Committee Authority and Responsibilities
The Audit Committee shall have the sole authority to appoint or replace the public accountants (subject, if applicable, to shareholder ratification), and shall approve all audit engagement fees and terms and all non-audit engagements with the public accountants. The Audit Committee shall consult with management but shall not delegate these responsibilities. In its capacity as a committee of the Board, the Audit Committee shall be directly responsible for the oversight of the work of the public accounting firm (including resolution of disagreements between management and the public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work, and the public accounting firm shall report directly to the Audit Committee. The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain special legal, accounting or other consultants to advise the committee and carry out its duties, and to conduct or authorize investigations into any matters within its scope of responsibilities.
The Audit Committee may request any officer or employee of the Company or the Company’s outside counsel or public accountants to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.
The Audit Committee shall make regular reports to the Board. The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Audit Committee shall annually review the Audit Committee’s own performance.
In performing its functions, the Audit Committee shall undertake those tasks and responsibilities that, in its judgment, would most effectively contribute and implement the purposes of the Audit Committee. The following functions are some of the common recurring activities of the Audit Committee in carrying out its oversight responsibility:
•	Review and discuss with management and the public accountants the Company’s annual audited financial statements, including disclosures made in “Management’s Discussion and Analysis of

Financial Condition and Results of Operations” and recommend to the Board whether the audited financial statements should be included in the Company’s annual report.

•	Review and discuss with management and the public accountants the Company’s quarterly financial statements, including disclosures made under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” or similar disclosures, prior to the filing of its quarterly report.

•	Review and discuss with management and the public accountants the financial information and financial statements contained any prospectus, registration statement, annual information form, circular or other material disclosure document of the Company, in each case prior to the filing of such documents.

•	Review and discuss with management and the public accountants, as applicable, (a) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies; (b) analyses prepared by management or the public accountants setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; (c) any management letter provided by the public accountants and the Company’s response to that letter; (d) any problems, difficulties or differences encountered in the course of the audit work, including any disagreements with management or restrictions on the scope of the public accountants’ activities or on access to requested information and management’s response thereto; (e) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company; and (f) earnings press releases, as well as financial information and earnings guidance (generally or on a case-by-case basis) provided to analysts and rating agencies.
•	Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

•	Obtain and review a report from the public accountants at least annually regarding (a) the registered public accountants’ internal quality control procedures; (b) any material issues raised by the most recent quality-control review, or peer review, of the firm; or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with any such issues (d) all relationships between the public accountants and the Company.

•	Evaluate the qualifications, performance and independence of the public accountants, including a review and evaluation of the lead partner of the registered public accountant and taking into account the opinions of management.

•	Ensure that the lead audit partner of the public accountants and the audit partner responsible for reviewing the audit are rotated at least every five years as required by the Sarbanes-Oxley Act of 2002.

•	Discuss with management and the public accountants any accounting adjustments that were noted or proposed by the registered public accountants but were passed (as immaterial or otherwise).

•	Establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

•	Review disclosures made by the Company’s principal executive officer or officers and principal financial officer or officers regarding compliance with their certification obligations as required under the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder, including the Company’s disclosure controls and procedures and internal controls for financial reporting and evaluations thereof.
•	Review with management and approve the Company’s investment policies for its securities portfolio and review the portfolio management performance.

•	Review the performances of the Chief Financial Officer and other senior executives involved in the financial reporting process, review financial and accounting personnel succession planning within the Company and, where possible, consult on the appointment of or departure of individuals occupying these positions.
     D. Limitations of Audit Committee’s Roles
While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to prepare financial statements, plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the registered public accountants.
Human Resources and Compensation Committee Charter
A. Purpose
The Human Resources and Compensation Committee shall (i) assist the Board of Directors in ensuring that the necessary policies and processes are in place by which all employees of the Company, with special attention to the executive group, will be fairly and competitively compensated; and (ii) produce a report on executive compensation for inclusion in the Company’s proxy statement in accordance with applicable rules and regulations.
B. Committee Membership and Procedure
The Committee shall consist of no fewer than three members. Each member of the Committee shall satisfy the independence requirements of applicable securities and exchange legislation and listing requirements and, if deemed appropriate from time to time, meet the definition of “non-employee director” under Rule 16b-3 under the Securities Exchange Act of 1934, and “outside director” for purposes of Section 162(m) of the Internal Revenue Code of 1986. The Board shall appoint the members of the Committee annually, considering the recommendation of the Nomination and Corporate Governance Committee, and further considering the views of the Chairman of the Board and the Chief Executive Officer, as appropriate. The members of the Committee shall serve until their successors are appointed and qualify, and shall designate the Chairman of the Committee. The Board shall have the power at any time to change the membership of the Committee and to fill vacancies in it, subject to such new member(s) satisfying the above requirements.
C. Committee Authority and Responsibilities
     The Committee shall:
•	Annually review and approve, on an aggregate basis, the total compensation of all employees of the Company and all subsidiaries of the Company.

•	Annually review and approve corporate goals and objectives relevant to Chief Executive Officer compensation, evaluate the Chief Executive Officer’s performance in light of those goals and objectives, and set the Chief Executive Officer’s compensation level based on this evaluation.

•	Annually review the Chief Executive Officer’s evaluation of the performance of the other officers of the Company and such other senior management and key employees of the Company or any subsidiary of the Company as may be identified to the Committee by the Board (collectively, the “Designated Executives”) and review the Chief Executive Officer’s recommendations with respect to the amount of compensation to be paid to the Designated Executives.

•	Annually review, assess the competitiveness and appropriateness of and approve the compensation package of each of the Designated Executives.

•	Review and approve any employment contracts or arrangements with each of the Designated Executives, including any retiring allowance arrangements or any similar arrangements to take effect in the event of a termination of employment.

•	Review and recommend to the Board compensation policies and processes and in particular, the compensation policies and processes for the Designated Executives.

•	In determining the long-term incentive component of the Chief Executive Officer’s and each Designated Executive’s compensation, consider the Company’s performance and relative shareholder return, the value of similar incentive awards to executives at comparable companies, and the awards given to Company executives in past years.

•	Make recommendations to the Board with respect to incentive compensation and equity-based plans, and review and make recommendations with respect to the performance or operating goals for participants in such plans.

•	Have the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of director, Chief Executive Officer or senior executive compensation and have sole authority to approve the consultant’s fees and other retention terms. The Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

•	Adopt, administer, approve and ratify awards under incentive compensation and stock plans, including amendments to the awards made under any such plans, and review and monitor awards under such plans.

•	Review and report to the Board on the appropriateness of the succession planning of the Company, including appointing, training and monitoring senior management.

•	Review the significant human resources policies, plans and programs of the Company to ensure that they are supportive of the Company’s near and long-term strategies.
•	Make regular reports to the Board.

•	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

•	Annually review its own performance.

•	Form and delegate authority to subcommittees when appropriate.

•	Undertake on behalf of, and in an advisory capacity to, the Board such other initiatives as may be necessary or desirable to assist the Board in discharging its responsibility to ensure that appropriate human resources development, performance evaluation, compensation and management development programs are in place and operating effectively.
Nomination and Corporate Governance Committee Charter
     A. Purpose
The Nomination and Corporate Governance Committee shall (i) identify individuals qualified to become Board members, and recommend that the Board select the director nominees for the next annual meeting of shareholders; and (ii) develop and recommend to the Board the corporate governance guidelines and processes applicable to the Company.
     B. Committee Membership and Procedure
The Nomination and Corporate Governance Committee shall consist of no fewer than three members. Each member of the Committee shall satisfy the independence requirements of the Nasdaq National Market, the Toronto Stock Exchange and Section 10A of the Securities Exchange Act of 1934, as amended by the Sarbanes-Oxley Act of 2002, and the rules promulgated thereunder. The Board shall appoint the members of the Committee, considering the views of the Chairman of the Board and the Chief Executive Officer, as appropriate. The members of the Nomination and Corporate Governance Committee shall serve until their successors are appointed and qualify, and shall designate the Chairman of the Committee.

The Board shall have the power at any time to change the membership of the Nomination and Corporate Governance Committee and to fill vacancies in it, subject to such new member(s) satisfying the aforementioned independence requirements. Except as expressly provided in this Charter, the by-laws of the Company or the Board Guidelines, the Nomination and Corporate Governance Committee shall fix its own rules of procedure.
     C. Committee Authority and Responsibilities
•	The Committee shall develop qualification criteria for Board members, and actively seek, interview and screen individuals qualified to become Board members for recommendation to the Board in accordance with the Board Guidelines.

•	The Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have sole authority to approve the search firm’s fees and other retention terms.

•	The Committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

•	The Committee shall make regular reports to the Board.

•	The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Committee shall annually review its own performance.
•	The Committee may form and delegate authority to subcommittees when appropriate.

•	The Committee shall annually receive comments from all directors and report annually to the Board with an assessment of the Board’s and individual’s performance.

•	The Committee shall develop and recommend to the Board a Code of Business Conduct and Ethics, and shall consider any requests for waivers from the Company’s Code of Business Conduct and Ethics. The Company shall make disclosure of such waivers to the Securities and Exchange Commission and, as required, to the exchanges on which the Company’s securities are listed for trading.

•	The Committee shall review annually, or more often if appropriate, the directors who are members (including qualifications and requirements), structure (including authority to delegate) and performance of committees of the Board (including reporting to the Board), and make recommendations to the Board, as appropriate.

•	The Committee shall serve in an advisory capacity to the Board and Chairman of the Board on matters of organizational and governance structure of the Company and the conduct of the Board.